

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

May 2, 2018

<u>Via E-mail</u>
Mr. Darren J. Tangen
Chief Financial Officer
Colony NorthStar, Inc.
515 South Flower Street, 44th Floor
Los Angeles, CA 90071

> **Re: Colony NorthStar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-37980**

Dear Mr. Tangen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities